Exhibit 4.1

RADA ELECTRONIC INDUSTRIES LTD.
("RADA" OR THE "COMPANY")
COMPENSATION POLICY OF OFFICE HOLDERS
2019
Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the "Companies Law"), a public company, such as RADA, is required to adopt a compensation policy setting forth the principles governing the terms of office and employment of the Office Holders of the company.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the "Policy") will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.
The employment terms of all new Office Holders, and to the extent possible, any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations also the adjustment of the terms of employment to the Policy, taking into account the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company.

Under the NASDAQ Listing Rules, we as a company listed on NASDAQ, may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S. domestic issuers. As a result, our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S. domestic companies.

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives (the CEO, Senior VPs, and all other managers directly subordinated to the CEO in Israel shall be referred to herein as the "Senior Executives") as indicators of our overall compensation philosophy:

Compensation should be related to performance. We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

 Compensation should serve to encourage Senior Executives to remain with the Company. The Company’s executive compensation program components are designed to retain talented executives. We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value. A significant element of the Senior Executive compensation program, therefore, is long-term equity based incentive compensation awards that vest on a rolling basis over periods of several years. As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

Compensation should be reasonable for our business, our financial results, our locations and our long-term, multi-year approach to achieving sustainable growth.  We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives. At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk.  We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking. To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

In determining the total compensation the Compensation Committee shall take into account the following considerations (collectively, the "Compensation Considerations"): (i) the education, professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive's position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the company, the global scope of its business, the complexity of the Company’s business and the fact that the Company's shares are traded in a public Stock Exchange; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value); and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

As of December 31, 2018, the ratio between the average Salary of all Senior Executives and the median and average Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) is between 1:3 to 1:4.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive's functioning, performance, the Company's business and financial status, the Company's budget and other applicable market conditions. A change of up to 10% in the total compensation of any Executive Officer (other than the CEO) shall be deemed immaterial and shall require the approval of the Compensation Committee only.

A change of up to 10% in the total compensation of any Senior Officer shall not be deemed a material change.

Notwithstanding the above, a change in employment conditions of the Senior Officers that are subordinated to the CEO, shall require only the CEO's approval if; (i) such change is not a material change, and (ii) such change is within the limits set forth herein.

A change of up to 10% in the total compensation of the CEO shall require the approval of both the Compensation Committee and the Board of Directors. Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives may consist of any one or more of the following elements: (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) other executive benefits and to the extent the Company duly adopts a share Incentive Plan, (iv) long - term equity-based (options or shares) compensation.

In addition the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, resolve to pay or change the amount of the cash bonus (increase or decrease), which resolution may need not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company's performance as well as other events that affected the Company's financial and operational performance (such as the effect of exchange rate). However, such payment or changes to the cash bonus shall be immaterial (up to 3 monthly base salaries).

A discussion of each element follows:

Annual Base Cash Compensation

Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, always taking into account the Compensation Considerations.  The annual base cash compensation (“base salary”) shall be at levels which will range from 50% to 100% of the Senior Executive’s potential total compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels. The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised. Any other increase of the base salary shall be subject to the annual review process described herein.

Annual Performance-Based Incentive Cash Compensation

The Company's annual performance-based incentive cash compensation ("Bonus") program is designed to tie executive compensation to the company's performance and to encourage Senior Executive's to remain with the Company. The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds.

The financial criteria shall include at least two of the following criteria: EBITDA, Revenues, Gross Profit. Profit before Tax, Net Profit and Net Profit per Share.  The criteria for measurement of personal criteria shall be determined individually by the Compensation Committee upon the recommendation of the CEO (with respect to all Senior Executives other than the CEO and the Chairman of the Board with respect to the CEO), and approved by the Board. A non-exhaustive list of personal criteria is attached as Exhibit I hereto.

The calculation of financial component of the Bonus shall be made once a year and shall be based on the Consolidated Audited Financial Statements of the Company (the "FS") for the applicable year.

It is hereby clarified that the Board may in its sole discretion may reduce any annual Bonus payment by up to 30% even if the specific Senior Officer has met his/her applicable financial and/or personal criteria.

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original Bonus and the Restated Bonus, if any (the "Balance") will be repaid to the Company pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee. If as a result of such restatement the restated Bonus will be greater than the original Bonus that was paid to the Executive Officer, than the Company shall promptly pay to the Executive Officer all amounts due and payable pursuant to such restatement.

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment or (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this Policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full at the same time that the Company makes salary payments to the majority of its employees immediately following the approval by the Board of the FS of such applicable year. However, upon the recommendation of the Compensation Committee, the Board may resolve to shorten the measurement period and in such event the calculation of the Bonus shall be prorated accordingly.

Non- recurrent events shall not be taken into account for the purposes of calculation of the financial criteria,

The ranges of the Bonus for the Senior Executives shall be as follows:

CEO: The CEO shall be entitled to Bonus that will be determined by the Compensation Committee and approved by the Board of Directors, provided that the ratio between the financial criteria shall account for at least 70% of the Bonus. The Compensation Committee shall allocate appropriate weight (%) to each financial component, and if applicable, to each personal component. The Bonus will be paid (in full or in part) only if the Company's, or the CEO, (as applicable) meets at least 80% of the target for the applicable component as set forth in the Company's budget approved by the Board for each year. The maximum annual Bonus payable to the CEO shall not exceed 8 base salaries.

Notwithstanding the above a discretionary bonus of up to three (3) months' base salary, per year, may be awarded to the CEO, solely at the discretion of the Board, taking into account the CEO contribution.

Other Executive Officers: The Bonus that will be paid to other Executive Officers (that are not the Chairman or director or the CEO) shall be determined by the CEO and approved by the Compensation Committee. The maximum Bonus payable to such Executive Officers shall not exceed 6 base salaries.

Additional Executive Benefits

Each Senior Executive shall be entitled to receive from the Company an executive level car for work and personal use.  The use of the car shall be subject to Company's polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company's internal policies) of its Senior Executives.  The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone and a laptop computer. Any and all taxes and expenses which may be incurred in relation to such benefits may be borne by the Company.

Each Executive Officer is entitled to receive paid vacation days for each 12 months of employment at least in accordance with the provisions of applicable law and not exceeding 26 working days. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA).

The Company and the Executive may open (at the Senior Executive's elected approved fund management company) and maintain an Education Fund ("Keren Hishtalmut") (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the "Excess Payment"). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers' insurance, education fund, redemption of vacation days, etc.

Long-Term Equity Based Incentive Compensation

The long-term equity-based incentive compensation shall be at the levels which will range from 0%-50% of the Senior Executive’s annual costs of the base salary (including social benefits).

The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The options shall vest during such period and in such installment as shall be determined by the Board but, in any event not less than over three years period. The Option shall not vest during (i) an early notice period of termination of employment and (ii) use of vacation days in connection with termination of employment. The exercise price thereof shall be determined by the Board but in any event shall not be lower than the average closing price of the Company's shares on NASDAQ for the last 30 trading days immediacy prior to the allotment date.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options may be proportionally reduced and adjusted in the event of payment of cash dividend and the exercise of the options may be made by cashless mechanism.

Compensation of Directors

Directors that are employees of the Company or otherwise engaged by the Company will not be entitled to any directors' fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

In the event that the Chairman of the Board or any other director shall be engaged in executive position in the Company. Such Chairman or director shall be entitled to compensation in accordance with the provisions of this Compensation Policy that shall be approved in accordance with the provisions of applicable law.

Other directors will be entitled to receive Directors' fees and expenses that will not exceed the maximum amount payable to Outside Directors of the Company pursuant to the Companies Law and the regulations promulgated pursuant thereto.

D&O Insurance; Indemnification; Exculpation

All Directors and officers will be covered by D&O liability insurance ("D&O Insurance") in such scope and such terms as shall be determined from time to time pursuant to the requirements of the Companies Law. The D&O Insurance may include "run-off" provisions, covering the Directors' and Senior Executives' liability for a period of seven (7) years after the termination of their services as director.

Without derogating from the above, the Company may purchase D&O Insurance with respect to all of its directors and Senior Officers, as shall be in office from time to time, including directors and Senior Officers that are, or may be affiliated with, the controlling shareholder of the Company, provided that the total aggregate claims will not exceed $15,000,000 (limit of liability) and provided further that the premium shall not exceed US$500,000.

In addition, and subject to the requirements of the Companies Law, the Company may (I) exculpate its Directors and Officers from their liability to the Company for breach of their duty of care and (ii) indemnify its Directors and Officers for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall be limited to such reasonable amounts as shall be determined by the Committee and the Board.

Retirement Bonus- Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives may be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

CEO: up to a maximum of six (6) monthly base salaries in the aggregate.

Other Executive Officers: up to a maximum of four (4) monthly base salaries in the aggregate.

Exhibit I (to the Compensation Policy)
Personal Qualitative Goals

◾	Implementation or completion of specified projects or processes;
◾	Customer satisfaction;
◾	Productivity;
◾	The formation of joint ventures;
◾	Research or development collaborations, or the Completion of other transactions;
◾	Market share;
◾	Completion of acquisitions of assets;
◾	Acquisitions of businesses or companies;
◾	Completion of divestitures and asset sale;
◾	Greater geographic and product diversification;
◾	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
◾	Defending pending litigation matters and protecting the Company’s intellectual property;
◾	Launching research and development initiatives;
◾	Effectively representing the Company in various Legislative and regulatory matters;
◾	Expansion of customer and strategic partner base;
◾	Production performance including system-improvements, deployments, quality and safety;
◾	Creation and advancement of technology;
◾	Development and management of the employee base;
◾	Maintenance of worldwide regulatory compliance;
◾	Improving technical achievements;
◾	Adherence to ethical standards;
◾	New orders;
◾	New customers;
◾	Significant cost savings.